Exhibit 4.16

DESCRIPTION OF THE REGISTRANT’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES
EXCHANGE ACT OF 1934

The following is a summary of the material terms of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of February 18, 2020. The following description of the terms of our common stock is not meant to be complete and is qualified by reference to our restated certificate of incorporation (“restated certificate of incorporation”) and our amended and restated bylaws (“restated bylaws”), each of which is incorporated by reference as an exhibit to our Annual Report on Form 10‑K, of which this exhibit is a part. We encourage you to read our restated certificate of incorporation, our restated bylaws and the applicable provisions of the Delaware General Corporation Law for additional information.
DESCRIPTION OF CAPITAL STOCK
The Company’s authorized capital stock consists of 1,600,000,000 shares of common stock and 6,000,000 shares of preferred stock. As of February 18, 2020, there were 503,897,894 shares of common stock outstanding. No shares of preferred stock were issued or outstanding as of February 18, 2020.
Common Stock
Voting Rights
Each holder of common stock is entitled to one vote for each share held on all matters to be voted upon by stockholders.
Dividends
The holders of common stock, after any preferences of holders of any preferred stock, are entitled to receive dividends when and if declared by the board of directors out of legally available funds.
Liquidation and Dissolution
If the Company is liquidated or dissolved, the holders of the common stock will be entitled to share in the assets of the Company available for distribution to stockholders in proportion to the amount of common stock they own. The amount available for common stockholders is calculated after payment of liabilities. Holders of any preferred stock will receive their preferential share of the assets of the Company before the holders of the common stock receive any assets.
Other rights
Holders of the common stock have no right to:

•	convert the stock into any other security;

•	have the stock redeemed; or

•	purchase additional stock or to maintain their proportionate ownership interest
The common stock does not have cumulative voting rights. Holders of shares of the common stock are not required to make additional capital contributions.

Directors’ Liability
Our restated certificate of incorporation provides that a member of the board of directors will not be personally liable to the Company or its stockholders for monetary damages for breaches of their legal duties to the Company or its stockholders as a director, except for liability:

•	for any breach of the director’s legal duty to act in the best interests of the Company and its stockholders;

•	for acts or omissions by the director with dishonest intentions or which involve intentional misconduct or an intentional violation of the law;

•	for declaring dividends or authorizing the purchase or redemption of shares in violation of Delaware law; or

•	for transactions where the director derived an improper personal benefit.
Our restated certificate of incorporation also allows us to indemnify directors and officers to the fullest extent authorized by Delaware law.
Transfer Agent and Registrar
Equiniti Trust Company (formerly, Wells Fargo Bank, N.A.) is transfer agent and registrar for the common stock.
Provisions of the Company’s Restated Certificate of Incorporation and Amended and Restated ByLaws and Delaware Law That May Have Anti-Takeover Effects
Stockholder Nomination of Directors
The Company’s amended and restated bylaws provide that a stockholder must notify the Company in writing of any stockholder nomination of a director not earlier than 5:00 p.m. Eastern Time on the 120th day and not later than 5:00 p.m. Eastern Time on the 90th day prior to the first anniversary of the preceding year’s annual meeting; provided, that if the date of the annual meeting is advanced or delayed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than 5:00 p.m. Eastern Time on the 120th day prior to the date of such annual meeting and not later than 5:00 p.m. Eastern Time on the later of (x) the 90th day prior to the date of such annual meeting and (y) the 10th day following the day on which public announcement of the date of such annual meeting is first made by the Company.
Proxy Access
The Company’s amended and restated bylaws contain “proxy access” provisions which give an eligible stockholder (or a group of up to 20 stockholders aggregating their shares), that has owned 3% or more of the Company’s outstanding common stock continuously for at least three years, the right to nominate and include in our proxy materials the greater of two nominees or 20% of the number of directors to be elected at the applicable annual general meeting, subject to the other terms and conditions of our bylaws.
No Action By Written Consent
Our restated certificate of incorporation provides that stockholders of the Company may not act by written consent and may only act at duly called meetings of stockholders.
10% Stockholder Provision
Article Eighth of our restated certificate of incorporation changes the voting requirements for stockholders to approve certain transactions involving, or proposed by or on behalf of, a 10% stockholder or an affiliate or associate of a 10% stockholder. Business combinations are an example of the type of transaction addressed. These transactions must be approved by the holders of a majority of the Company’s outstanding voting power, voting together as a single class. Any voting stock owned by a 10% stockholder is not counted in the vote. These transactions, however, can also be approved by a majority of unbiased directors. In that case, the voting requirements of Delaware law, our restated certificate of incorporation and our amended and restated bylaws that otherwise apply would govern the vote. Article Eighth does not affect the voting requirements of holders of preferred stock, if any, which arise under Delaware law and the restated certificate of incorporation.
Transactions covered by Article Eighth include:

•	mergers of the Company or any of its subsidiaries with a 10% stockholder,

•	sales of all or any substantial part of the assets of the Company and its subsidiaries to a 10% stockholder,

•	sales of all or any substantial part of the assets of a 10% stockholder to the Company,

•	the issuance or delivery of securities of the Company or any of its subsidiaries to a 10% stockholder, or of securities of a 10% stockholder to the Company,

•	any substantial loan, advance or guarantee, pledge or other financial assistance provided by the Company or any of its subsidiaries to a 10% stockholder,

•	the adoption of a plan for the voluntary dissolution or liquidation of the Company or amendment to the Company’s amended and restated bylaws,

•	any reclassification of securities or recapitalization of the Company or other transaction which increases a 10% stockholder’s proportionate share of any class of the Company’s capital stock, or

•	any agreement or other arrangement to do any of the foregoing.
A 10% stockholder is described in Article Eighth as an “Interested Stockholder.” A 10% stockholder is generally considered to be any other corporation, person or entity which:

•	beneficially owns or controls, directly or indirectly, 10% or more of the voting stock of the Company or has announced a plan or intention to acquire such securities, or

•	is an affiliate or associate of the Company and at any time within two years prior to the date in question was the beneficial owner of 10% or more of the voting stock of the Company.
The following are not considered to be 10% stockholders:

•	the Company and any of its subsidiaries, and

•	any profit-sharing, employee stock ownership or other employee benefit plan of the Company or any subsidiary, or trustees or fiduciaries for these plans.
An unbiased director is described in Article Eighth as a “Disinterested Director.” An unbiased director is generally considered to be a director who:

•	is not related to a 10% stockholder, and was a member of the board of directors prior to the time that the relevant 10% stockholder became a 10% stockholder, or

•	is a successor to an unbiased director, who is not related to a 10% stockholder and was nominated by a majority of unbiased directors.
A director is considered related to a 10% stockholder if he is an affiliate, associate, representative, agent or employee of the 10% stockholder.
Any proposal by a 10% stockholder, or by an affiliate or associate of a 10% stockholder, to change or repeal all or any part of Article Eighth requires the affirmative vote of the holders of a majority of the Company’s outstanding voting power, voting together as a single class. Any voting stock owned by a 10% stockholder will not be counted in the vote. However, if a majority of unbiased directors recommends a change in Article Eighth, the standard voting requirements of Delaware law, our restated certificate of incorporation and our amended and restated bylaws that otherwise apply will govern the vote.
Delaware Business Combination Statute
Section 203 of the General Corporation Law of the State of Delaware (the “DGCL”), is applicable to the Company. Section 203 of the DGCL restricts some types of transactions and business combinations between a corporation and a 15% stockholder. A 15% stockholder is generally considered by Section 203 to be a person owning 15% or more of the corporation’s outstanding voting stock. Section 203 refers to a 15% stockholder as an “interested stockholder.” Section 203 restricts these transactions for a period of three years from the date the stockholder acquires 15% or more of the Company’s outstanding voting stock. With some exceptions, unless the transaction is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock of the corporation, Section 203 prohibits significant business transactions such as:

•	a merger with, disposition of significant assets to or receipt of disproportionate financial benefits by the interested stockholder, and

•	any other transaction that would increase the interested stockholder’s proportionate ownership of any class or series of the Company’s capital stock.
The shares held by the interested stockholder are not counted as outstanding when calculating the two-thirds of the outstanding voting stock needed for approval.
The prohibition against these transactions does not apply if:

•
prior to the time that any stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction in which such stockholder acquired 15% or more of the Company’s outstanding voting stock, or

•
the interested stockholder owns at least 85% of the outstanding voting stock of the Company as a result of the transaction in which such stockholder acquired 15% or more of the Company’s outstanding voting stock. Shares held by persons who are both directors and officers or by some types of employee stock plans are not counted as outstanding when making this calculation.

Listing
Our common stock is listed on the New York and Chicago Stock Exchanges under the trading symbol “MMC” and on the London Stock Exchange under the trading symbol “MHM.”
Preferred Stock
General
The Company is authorized to issue 6,000,000 shares of preferred stock. No shares of preferred stock are currently issued or outstanding. The board of directors of the Company may, without stockholder approval, issue shares of preferred stock. The board of directors can issue more than one series of preferred stock. The board of directors has the right to fix the number of shares, dividend rights, conversion rights, voting rights, redemption rights, sinking fund provisions, liquidation preferences and any other rights, preferences, privileges and restrictions applicable to the preferred stock it decides to issue.
Voting Rights
The DGCL provides that the holders of preferred stock will have the right to vote separately as a class on any proposal involving fundamental changes in the rights of holders of such preferred stock.

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